Exhibi 99.45

PRESS RELEASE

Trading Symbol: SVM.TO	September 20, 2007

Measured Plus Indicated Silver Resources Increased by 30% in the New Report on
the Ying Property, Henan Province, China

VANCOUVER, British Columbia – September 20, 2007 – Silvercorp Metals Inc. (the “Company”) is pleased to report the completion of an update of the mineral resources on the Ying silver-lead-zinc and HPG gold-silver-lead projects (“Ying Property”) in the National Instrument (“NI”) 43-101 Technical Update Report dated August 16, 2007 (the "Resource Report”) prepared by BK Exploration Associates (Chris Broili, C.P. Geo. & L.P. Geo and Mel Klohn, L.P. Geo., both independent Qualified Persons). Based on this Resource Report, the Measured + Indicated mineral resources and the Inferred mineral resources for the Ying Project have increased by approximately 30% and 26% respectively in comparison to the last resource estimate dated May 26, 2006, after deduction of the resources mined out. The Resource Report will be available for review on the SEDAR system and on the Company’s website at www.silvercorp.ca.

The Resource Report estimate is quoted below:

"The Ying property has two operating mines, SGX and HPG, with many mineralized veins remaining to be explored. The mineral deposit type is similar to the mesothermal veins of the Coeur d’Alene District, U.S.A. The mineralization occurs as a multitude of quartz-ankerite veins in north- to northeast-trending fault-fissure zones that cut Precambrian-age mafic and felsic gneisses. Individual veins are often a kilometer or more long and typically a meter or less wide. The controlling structures are sometimes filled by altered andesite or diabase dikes, or are identified only as alteration selvages up to 2 meters or more wide within the gneiss. Exploration to date has focused on the veins and alteration zones of three separate areas: SGX (along the west edge of the Ying project), HPG (east of SGX in the north-central part of the Ying project) and HZG (south of SGX in the southwest corner of the Ying project). Underground exploration-development workings have discovered many veins or vein splays that are not exposed at the surface.

Since Silvercorp’s first exploration works at Ying in August, 2004, until now (August, 2007) a total of 63,487 m of tunnels, drifts, declines, raises or shafts have been completed and 78,581 m of underground and surface drilling has been done (280 total holes). The underground work and drilling have focused primarily on 18 of 28 known veins in the SGX Area, on 8 of more than 20 known veins in the HPG Area, and on 4 currently known veins in the HZG Area.

The recent work on the Ying Property has defined silver-lead-zinc mineral resources at SGX, silver-lead-zinc-gold at HPG and silver-lead-copper-gold at HZG. The 18 veins at SGX are discrete tabular quartz-ankerite veins with massive sulfide zones that average 0.39 m wide. The 8 veins at HPG are quartz-sericite-carbonate veins with massive sulfide zones that average 0.96 m wide. The 4 veins at HZG are quartz-ankerite-fuchsite veins with sulfide filled fracture zones that average 0.78 m wide.

These veins were defined by either channel sampling, new underground tunnels or underground drilling. To estimate the mineral resources contained in these veins, resource block models were constructed with polygonal methods on longitudinal vein sections using the same parameters – cutoff grade, cutoff thickness, area of influence, etc. – as those used in the last Ying resource estimation done one year ago (Broili et al, 2006).

The current estimated mineral resources of the 29 veins explored by Silvercorp to date in the SGX, HZG and HPG area are as follows:

Ying Project - Summary of Mineral Resources

										Contained Metals
	Width (m)	Tonnes	Ag (g/t)	Ag (oz/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	eq-Ag (g/t)	Ag (oz)	Pb (t)	Zn (t)	Cu (t)	Au (oz)	eq-Ag (oz)

SGX Area - High-grade
Measured	0.50	215,173	1,250	40.18		20.41	9.14		2,545	8,646,679	44,450	21,817	523		17,607,571
Indicated	0.43	787,089	1,227	39.46		21.54	7.14		2,475	31,058,205	169,515	56,232	479		62,638,615
Meas + Ind	0.44	1,002,261	1,232	39.62		21.30	7.57		2,490	39,704,887	205,956	73,381	1,001		80,246,081
Inferred	0.44	1,707,850	1,219	39.19		21.80	7.57		2,498	61,447,487	345,936	122,480	3,333		137,180,776
SGX Area - Low-grade
Measured	0.50	48,770	281	9.02		6.13	6.84		865	528,119	3,459	3,641			1,553,133
Indicated	0.41	750,329	223	7.18		3.55	3.86		560	5,390,121	26,661	28,936		1,324	12,769,092
Meas + Ind	0.42	799,099	227	7.30		3.71	4.04		578	5,830,237	29,568	32,179		1,324	18,541,705
HZG Area
Indicated	0.78	248,484	598	19.23		1.76		0.78	796	4,777,198	4,364		1,941		6,356,729
Inferred	0.62	271,042	552	19.23		1.40		0.43	679	4,807,002	3,784		1,176		5,916,975
HPG Area
Measured	0.99	35,226	117	3.77	1.41	6.28	1.28		519	132,794	2,174	261		1,594	553,359
Indicated	0.95	166,661	67	2.15	2.33	3.52	0.30		355	357,887	5,859	502		12,476	1,901,060
Meas + Ind	0.96	201,887	76	2.43	2.15	3.95	0.38		376	490,687	8,033	763		14,069	2,454,419
Inferred	0.96	1,513,222	120	3.85	1.41	6.68	2.17		581	5,824,580	101,017	32,906		68,706	28,250,515
Ying Project - Total Estimated Mineral Resources
Measured		299,169								9,307,592	50,084	25,719	523	1,594	19,714,063
Indicated		1,952,563								41,583,412		85,670	2,419	13,800	83,665,496
Meas + Ind		2,251,731								50,891,004		111,389	2,942	15,393	103,379,559
Inferred		3,492,114								72,079,069		155,386	4,509	68,706	171,348,265

-Ag Equivalent is calculated using US$6.50/oz Ag, US$0.40/lb Pb, US$0.45/lb Zn, US$1.5/lb Cu and US$350/oz Au. Calculations reflect gross metal content and have not been adjusted for metallurgical recoveries.

This estimated resource (measured plus indicated) is 30% greater than the resource reported in the previous resource estimation (the 2006 Report by Broili, et.al.). This is largely due to the fact that the new estimation is based on 18 veins at SGX as compared to only 14 veins in the 2005 Report, and the two new areas, HPG and HXG have added 8 veins and 4 veins respectively."

During the 1st Quarter of 2008 (the Quarter ended June 30, 2007), the Company has milled 64,574 tonnes of ore and has produced 2,224 tonnes of direct-smelting lead-silver ore, yielding a combined run of mine head grades of 503.8 g/t silver, 8.02% lead and 3.71% zinc. This run of mine head grade is a reflection of mining dilution combined with mining of low grade resources.

Myles Gao, P.Geo., is the Company's Qualified Person on the project under NI 43-101 and has reviewed and given consent to the press release.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, and development of silver related mineral properties focusing in the People’s Republic of China (“China”). Currently, the Company’s main mining operations are the Ying Silver-Lead-Zinc mine (“Ying Silver Project”) and the Hou-Ping Gou Silver-Gold-Lead-Zinc mine (“HPG Project”), owned through its 77.5% and 70% Chinese subsidiary companies, respectively. The Company's common shares trade on the TSX Exchange under the symbol “SVM” while share purchase warrants trade under the symbol "SVM.WT". The Company’s shares are included in the S&P/TSX Composite Index, the S&P/TSX Global Gold Index, and S&P/TSX Global Mining Index.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO, Lorne Waldman, Corporate Secretary. Phone: (604) 669-9397, fax: (604) 669-9387, Email: info@silvercorp.ca, Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS
Statements in this press release other than purely historical information, including statements relating to the Company’s future plans and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company’s business, including risks inherent in mineral exploration, development, and mining. Production and revenue projections are based not on mineral reserves but on mineral resources which do not have demonstrated economic viability. As a result, actual results may vary materially from those described in the forward-looking statements. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This press releases uses the terms “Measured”, “Indicated” and Inferred” Resources. U.S. investors are advised that while such terms are recognized and required by Canadian regulations, the Securities and Exchange Commission does not recognize them. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally of an Inferred Mineral Resource existence, or is economically or legally mineable.